UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-08236	                                  March 31, 2013

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA     X       MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Northern Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

50 South La Salle, Chicago, IL 60601

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Northern Funds
We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Northern Funds (the "Company"), comprised of the funds listed in the attached Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 31, 2013. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2013, and with respect to agreement of security purchases and sales, for the period from January 31, 2013 (the date of our last examination) through March 31, 2013 for Core Bond Fund, Short Bond Fund, U.S. Treasury Index Fund, and Multi-Manager Global Listed Infrastructure Fund, and for the period from August 31, 2012 (the date of our last examination) through March 31, 2013 for all other funds listed in Appendix A:
1. Confirmation of all securities held in book entry form on behalf of Northern Trust ("NT"), the Company's custodian, by the Federal Reserve Bank of Kansas City and The Depository Trust Company, without prior notice to management;

2. Confirmation and verification through a review of documents or electronic files provided by NT or verification of the subsequent settlement to cash records provided by NT of 96% of all securities held in book entry form by various sub-custodians, by various agent banks, by Clearing and Depository Services, or by CRESTCo;

3. Reconciliation of all such securities to the books and records of the
Company and NT;

4. Confirmation of all repurchase agreements with brokers/banks and agreement of all underlying collateral with NT's records;

5. Confirmation of all securities pledged as collateral for futures contracts with brokers; and

6. Agreement of 14 security purchases and 14 security sales or maturities since our last respective report from the books and records of the Company to the subsequent settlement in cash records provided by NT.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Northern Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2013 with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP
Chicago, Illinois
August 19, 2013




APPENDIX A
Northern Funds
Arizona Tax-Exempt Fund
Bond Index Fund
California Intermediate Tax-Exempt Fund
California Municipal Money Market Fund
California Tax-Exempt Fund
Core Bond Fund
Emerging Markets Equity Index Fund
Enhanced Large Cap Fund
Fixed Income Fund
Global Real Estate Index Fund
Global Sustainability Index Fund
Global Tactical Asset Allocation Fund
High Yield Fixed Income Fund
High Yield Municipal Fund
Income Equity Fund
Intermediate Tax-Exempt Fund
International Equity Fund
International Equity Index Fund
Large Cap Equity Fund
Large Cap Growth Fund
Large Cap Value Fund
Mid Cap Index Fund
Money Market Fund
Multi-Manager Emerging Markets Equity Fund
Multi-Manager Global Listed Infrastructure Fund
Multi-Manager Global Real Estate Fund
Multi-Manager High Yield Opportunity Fund
Multi-Manager International Equity Fund
Multi-Manager Large Cap Fund
Multi-Manager Mid Cap Fund
Multi-Manager Small Cap Fund
Municipal Money Market Fund
Short Bond Fund
Short-Intermediate Tax-Exempt Fund
Short-Intermediate U.S. Government Fund
Small Cap Core Fund
Small Cap Index Fund
Small Cap Value Fund
Stock Index Fund
Tax-Advantaged Ultra-Short Fixed Income Fund
Tax-Exempt Fund
Technology Fund
U.S. Government Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund
U.S. Treasury Index Fund
Ultra-Short Fixed Income Fund




Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940
We, as members of management of Northern Funds (the "Company"), comprised of the funds listed in the attached Appendix A, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2013, and from January 31, 2013 (the date of last examination) through March 31, 2013 for Core Bond Fund, Short Bond Fund, U.S. Treasury Index Fund, and Multi-Manager Global Listed Infrastructure Fund, and from August 31, 2012 (the date of last examination) through March 31, 2013 for all other funds listed in Appendix A.
Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2013, and from January 31, 2013 (the date of last examination) through March 31, 2013 for Core Bond Fund, Short Bond Fund, U.S. Treasury Index Fund, and Multi-Manager Global Listed Infrastructure Fund and from August 31, 2012 (the date of last examination) through March 31, 2013 for all other funds listed in Appendix A, with respect to securities reflected in the investment accounts of the Company.

Northern Funds
By:
/s/ Lloyd Wennlund
Lloyd A. Wennlund
President, Northern Funds

/s/ Randal Rein
Randal Rein
Treasurer, Northern Funds


APPENDIX A
Northern Funds
Arizona Tax-Exempt Fund
Bond Index Fund
California Intermediate Tax-Exempt Fund
California Municipal Money Market Fund
California Tax-Exempt Fund
Core Bond Fund
Emerging Markets Equity Index Fund
Enhanced Large Cap Fund
Fixed Income Fund
Global Real Estate Index Fund
Global Sustainability Index Fund
Global Tactical Asset Allocation Fund
High Yield Fixed Income Fund
High Yield Municipal Fund
Income Equity Fund
Intermediate Tax-Exempt Fund
International Equity Fund
International Equity Index Fund
Large Cap Equity Fund
Large Cap Growth Fund
Large Cap Value Fund
Mid Cap Index Fund
Money Market Fund
Multi-Manager Emerging Markets Equity Fund
Multi-Manager Global Listed Infrastructure Fund
Multi-Manager Global Real Estate Fund
Multi-Manager High Yield Opportunity Fund
Multi-Manager International Equity Fund
Multi-Manager Large Cap Fund
Multi-Manager Mid Cap Fund
Multi-Manager Small Cap Fund
Municipal Money Market Fund
Short Bond Fund
Short-Intermediate Tax-Exempt Fund
Short-Intermediate U.S. Government Fund
Small Cap Core Fund
Small Cap Index Fund
Small Cap Value Fund
Stock Index Fund
Tax-Advantaged Ultra-Short Fixed Income Fund
Tax-Exempt Fund
Technology Fund
U.S. Government Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund
U.S. Treasury Index Fund
Ultra-Short Fixed Income Fund